PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


March 11, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:     Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

     On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated February 12, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.

=================================================================
Selected Historical Financial Data, Page 30

1. Please reconcile each of the amounts presented for Hunan Tongxin to the financial statements, after revising the financial statements as requested below. It appears that the disclosed gross margin percentages, operating income and net income for each period should be revised.

Response
1. The Company has reconciled the selected financial data including gross margin percentages, operating income and net income for each period.

=================================================================
  Selected Unaudited Pro Forma combined Financial Information, page 32

2. Please reconcile the following in your tabular disclosure on page 33:
    * Revise each of the four disclosed net income per share amounts for the year ended December 31, 2006 to reflect that net losses were incurred during this period.

    * Reconcile revenue for the nine months ended September 30, 2007 assuming maximum approval to the pro forma financial statements.

Response
2.  The Company has:

    * Deleted financial data for the year ended December 31, 2006.

    * Deleted financial data for the nine months ended
      September 30, 2007

    Pursuant to communications with the SEC staff, for the analysis of the unaudited pro forma combined financial information, the Company used audited financial statements for AAAC for the fiscal year ended December 31, 2007 and unaudited financial statements for Hunan Tongxin for the fiscal year ended December 31, 2007.


=================================================================
           Comparative per Share Information, page 34

3. We note your response to prior comment five of our letter dated February 4, 2008. Please revise your disclosure to address the following:
    * Reconcile your disclosure of AAAC loss per share for the twelve months ended December 31, 2006 to the AAAC financial statements.

    * Reconcile your disclosure of pro forma net income (loss) per share for the twelve months ended December 31, 2006 and for the nine months ended September 30, 2007 to the pro forma financial statements.

    * Revise your calculation of book value per share for AAAC at September 30, 2007 to be based on the financial statements as of that date, rather than December 31,2006.

    * Revise your calculations of net book value per share for the combined company to be consistent with the pro forma financial statements.

Response
3.  The Company has revised its disclosure as follows:

     * Reconciled the AAAC loss per share data for the twelve months ended December 31, 2006 and inserted per share data for the twelve months ended December 31, 2007.

     * Deleted the pro forma net income (loss) per share for the twelve months ended December 31, 2006 and for the nine months ended September 30, 2007 and inserted per share data for the twelve months ended December 31, 2007.

     * Deleted the calculations of book value per share for AAAC at September 30, 2007 and inserted per share data for the twelve months ended December 31, 2007.

     * Revised its calculations of net book value per share for the combined company to be consistent with the pro forma financial statements at December 31, 2007.

    Pursuant to communications with the SEC staff, for the analysis of the unaudited pro forma combined financial information, the Company used audited financial statements for AAAC for the fiscal year ended December 31, 2007 and unaudited financial statements for Hunan Tongxin for the fiscal year ended December 31, 2007.


==================================================================
     Background of the Equity Acquisition Agreement, page 53
          The Candidate Identification Process, page 53

4.  We reissue comment 7 from our letter dated February 4, 2008.
    Provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin.

Response
4. The company has expanded its disclosure on page 53 to provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin.


==================================================================
                           General

5. Please note the financial statement updating requirements of Item 310(g) of Regulation S-B and provide currently dated consents from your independent accountants in any amendment. Note that any amendment filed after February 14, 2008 must include audited financial statements for the fiscal year ended December 31, 2007.

Response
5. The Company has filed audited financial statements for AAAC for the fiscal year ended December 31, 2007 and unaudited financial statements for the period ended September 30, 2007 for Hunan Tongxin. For the analysis of the unaudited pro forma combined financial information the Company used audited financial statements for AAAC for the fiscal year ended December 31, 2007 and unaudited financial statements for Hunan Tongxin for the fiscal year ended December 31, 2007.


==================================================================
                Report of Independent Auditors

6. We note your response to prior comment twelve. Considering the changes to your audited financial statements since the date of the audit report, please advise your independent accountant to re-date or dual-date their report, as necessary to comply with Section 561 of the Codification of Auditing Standards.

Response
6. The auditor for Hunan Tongxin, LehmanBrown P.C., has re-dated its report consistent with audited financial statements it prepared for the fiscal year ended December
    31, 2004, 2005 and 2006.


==================================================================
                    Consolidated Balance Sheets

7. We note the revision to your September 30, 2007 consolidated balance sheet in response to our prior comment 14. Please tell us how you concluded that it was appropriate to reclassify your investment in Chucheng Auto from investments in operating businesses to property, plant, and equipment. Tell us the specific assets that were acquired, how you initially concluded that an equity investment had been made, and why you believe that the revised presentation is appropriate. Revise your disclosures as appropriate.

Response
7. Hunan Tongxin concluded that the $4.405 million investment in Chucheng Auto was originally classified incorrectly as an investment in operating business and should have been classified in property, plant and equipment ("PP&E"). Hunan Tongxin acquired a building for approximately $1.810 million, machinery and equipment for approximately $2.595 million and subsequently staffed the site and began production in the new facility during fiscal year 2007. It believes that due to the individual purchases of a building and equipment and the start-up on production that the revised presentation is appropriate. Hunan Tongxin's auditor, LehmanBrown P.C., concurs that reclassifying the investment to PP&E is the correct presentation under USGAAP.

8. In connection with the previous comment, please revise the September 30, 2007 statement of cash flows and the pro forma financial statements to reflect the change to the September 30, 2007 Hunan Tongxin consolidated balance sheet as necessary.

Response
8. In connection with the previous comment the Company has revised the September 30,2007 statements of cash flows and the pro forma financial statement to reflect the change to the Hunan Tongxin consolidated balance sheet as of December 31, 2007. Refer to the response to Comment 5 above.


===================================================================
              Consolidated Statements of Operations

9. We note the revision to your consolidated statements of operations in response to our prior comment 13. However, it does not appear that outbound freight expense was reclassified to cost of goods sold for the nine months ended September 30, 2007 and 2006. Please revise the financial statements accordingly.

Response
9. The Company has revised the financial statement to reclassify outbound freight to cost of goods sold for the nine months ended September 30, 2007 and 2006.


10. In connection with the previous comment, please revise the selected historical financial data, pro forma financial statements and MD&A to reflect the revision to the Hunan Tongxin statements of operations for each period presented. We note that your current MD&A disclosures with respect to cost of sales, gross margins and selling expenses are inconsistent with the financial statements due to the reclassification of the outbound shipping costs.

Response
10. In connection with the previous response the Company has revised the selected historical financial data, pro forma financial statements and MD&A to reflect the revision to the Hunan Tongxin financial statements.

===================================================================
                          Exhibits

11. Please file a signed legality opinion. In addition, the warrants are contractual obligations and therefore counsel must opine that the warrants are a legal binding obligation of the company under the state or jurisdiction contract law governing the warrant agreement. Please revise accordingly.

Response
11. The Company has filed a signed legality opinion. In addition, it has added paragraph 4.5 follows:

    (4.5) Upon the Merger becoming effective pursuant to the laws of the British Virgin Islands, the obligations of AAAC in respect of the Warrants, the Units and the AAAC Purchase Option Unit will be binding on the Company on the same terms thereof (save that the securities issuable thereunder shall be securities of the Company).


We will follow-up by phone to address any questions or issues you may have with regard to our responses.


Sincerely,


/s/ Paul M. Kavanaugh
    Paul M. Kavanaugh

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson